UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID
No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (“Bradesco” or “Company”) hereby informs the market, its shareholders, clients and employees that the Brazilian Antitrust Authority (CADE) approved, at a public decision session held today, the acquisition, by the Company, of the entire capital stock of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda (jointly referred to as “HSBC Brasil”). The decision will be published in the coming days.

The approval by CADE was conditioned to the signature of a Merger Control Agreement, through which the Company committed to adopt certain behavioral commitments, organized in six categories: (i) improve the communication and transparency of information related to its services; (ii) promote  the portability of the credits of clients who were originated by HSBC Brasil; (iii) undertake do provide   internal training activities, consequently reflecting on the rendering of services by Bradesco;  (iv) adopt measures to improve customer service quality indicators; (v) implement an internal competition conduct policy, aligned to CADE’s Compliance Guide; (vi) restrict the acquisition of financial institutions and consortium managing companies in Brazil for a period of 30 months as of the publication of the extract of CADE’s decision in Diário Oficial da União.

The restriction to acquisitions does not apply to transactions which, according to the Central Bank of Brazil, are considered as interest to the country’s financial system, as well as transactions related to the acquisition of interest in financial institutions in which Bradesco already has a majority interest. The restriction also does not apply to transactions related to the acquisition of financial institutions by companies in which Bradesco already has a minority interest or of which it holds joint control.

The adoption of the commitments above are aimed at mitigating eventual competition concerns, based on the analysis conducted by CADE and do not affect the structure or the valuation of the transaction.

The signature of the Share Purchase Agreement for the acquisition of 100% of HSBC Brasil, for the amount of US$5.186 billion, was disclosed by Bradesco in a Material Fact published on August 03, 2015. The price to be paid will be restated based on HSBC's shareholders’ equity variation between December 31, 2014 and the transaction’s closing date.

Considering that the acquisition is currently approved by all competent regulating bodies, the company will take the measures necessary for its conclusion, expected to occur in early July.

Cidade de Deus, Osasco, SP, June 8, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.